UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ReneSola Ltd

 (Exact name of registrant as specified in its charter)

British Virgin Islands	001-33911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 8 Baoqun Road Yaozhuang Town Jiashan County Zhejiang Province 314117 People’s Republic of China
(Address of principal executive offices)	(Zip Code)

Daniel K. Lee, Chief Financial Officer

Laura Chen, Investor Relations

Tel: (+86) 21 6280 9180

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

ReneSola Ltd (“ReneSola”) is a global brand and technology provider as well as manufacturer of solar power products based in China. ReneSola provides high quality solar power products and processing services to a global network of suppliers and customers, which includes global manufacturers of solar cells and modules and distributors, installers, and end users of solar modules.

The disclosures herein for the reporting period from January 1, 2013 to December 31, 2013 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

ReneSola has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

- compiled a list of materials and equipment used during the production of its products;

- determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by ReneSola (“necessary conflict minerals”);

- identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

- requested that the Suppliers in Concern provide written confirmation detailing where they obtained their products and materials that contained conflict minerals and requested that they provide certificates of origin for these products and materials; and

- analyzed whether the necessary conflict minerals used by ReneSola during the reporting period may have originated in the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

ReneSola determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured was tin. Solder strip used in the production of modules use tin as one of the raw materials. ReneSola has made inquiries with all its suppliers of solder strip about the source of the tin used in their products and have obtained certificates of origin for the tin contained in their products. ReneSola does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Based on ReneSola’s reasonable country of origin inquiry, ReneSola has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

This specialized disclosure report on Form SD can be accessed on ReneSola’s investor relations website at http://ir.renesola.com/phoenix.zhtml?c=210622&p=irol-irhome.

Item 1.02.	Exhibit

Not applicable.

Section 2.	Exhibits

Item 2.01.	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: June 12, 2014